-----------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                SCHEDULE 14D-1
                              (AMENDMENT NO. 7)

             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                             --------------------


                    AMERICAN BANKERS INSURANCE GROUP, INC.

                             --------------------

                          (NAME OF SUBJECT COMPANY)


                           SEASON ACQUISITION CORP.
                             CENDANT CORPORATION

                             --------------------

                                  (Bidders)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                             --------------------

                        (Title of Class of Securities)

                                024456 10 5

                             --------------------

                    (CUSIP Number of Class of Securities)

                            JAMES E. BUCKMAN, ESQ.
             SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             CENDANT CORPORATION
                                 6 SYLVAN WAY
                         PARSIPPANY, NEW JERSEY 07054
                          TELEPHONE: (973) 428-9700
           (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidders)

                               WITH A COPY TO:
                               DAVID FOX, ESQ.
                            ERIC J. FRIEDMAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 735-3000

-----------------------------------------------------------------------------

   This Amendment No. 7 amends the Tender Offer Statement on Schedule 14D-1 initially filed on January 27, 1998 (as amended, the "Schedule 14D-1") by Cendant Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary, Season Acquisition Corp., a New Jersey corporation ("Purchaser"), relating to Purchaser's tender offer for 23,501,260 outstanding shares of common stock, par value $1.00 per share, of American Bankers Insurance Group, Inc., a Florida corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH SUBJECT COMPANY.

   The information set forth in subsection (b) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

   On February 7, 1998, Parent sent a letter conveying certain background information relating to Parent and its management to the members of the Company Board, a copy of which is included as an exhibit hereto and is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

   The information set forth in subsection (f) of Schedule 14D-1 is hereby amended and supplemented by the following information:

   According to the Company's Schedule 14D-9 Solicitation/Recommendation Statement (the "Schedule 14D-9"), at a meeting on February 5, 1998, the Company Board unanimously approved an amendment to the Rights Agreement providing that the Company Board may extend a Distribution Date (as defined in the Rights Agreement) beyond the dates set forth in the Rights Agreement, upon approval by a majority of the Continuing Directors (as defined in the Rights Agreement). Pursuant to the Rights Agreement, the Company Board resolved that the Distribution Date shall not occur with respect to the Offer until such date as may be determined by action of the Company Board in accordance with the terms of the Rights Agreement, as amended.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 is hereby amended as follows:

   (a)(14) Newspaper Advertisement published February 10, 1998.

   (a)(15) Letter from Parent to the members of the Company Board, dated February 7, 1998, with attachments.

                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1998

                                          CENDANT CORPORATION


                                           By:  /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Senior Executive Vice
                                                     President
                                                     and General Counsel

                                          SEASON ACQUISITION CORP.


                                          By:  /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Executive Vice President

                                EXHIBIT INDEX


  EXHIBIT NO.
---------------
     (a)(14)     Newspaper Advertisement published February 10, 1998.
     (a)(15)     Letter from Parent to the members of the Company Board, dated February 7,
                 1998, with attachments.